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                                                        EXHIBIT (A)(5)(A)

                   SOLECTRON ANNOUNCES MODIFIED DUTCH AUCTION
               TENDER OFFER FOR PORTION OF ITS 2.75 PERCENT LYONS



For Immediate Release: June 20, 2002


MILPITAS, Calif. -- Solectron Corporation (NYSE: SLR), a leading provider of electronics manufacturing and supply-chain management services, today said its board of directors has authorized the company to purchase up to $1.5 billion principal amount at maturity of its 2.75 percent Liquid Yield Option(TM) Notes due 2020 issued in May 2000 (the 2.75 percent LYONs), under a Modified Dutch Auction tender offer. The tender offer will commence Friday, June 21, 2002, and will expire at midnight EDT on Friday, July 19, 2002, unless extended. Tendered
2.75 percent LYONs may be withdrawn at any time prior to the expiration date.

Solectron is offering to purchase the 2.75 percent LYONs for cash at a price ranging from $580 to $600 per $1,000 principal amount at maturity, up to the offer amount of $1.5 billion principal amount at maturity, or approximately
64 percent of the outstanding principal amount at maturity of 2.75 percent LYONs. Solectron expects to fund the tender offer with about $900 million of its cash on hand. At May 31, 2002, Solectron had approximately $3.2 billion in cash, cash equivalents and short-term investments, including $425 million of restricted cash. The purpose of the tender offer is to reduce Solectron's debt and to effectively extend the average maturity of its debt.

Under the Modified Dutch Auction procedure, the price at which the 2.75 percent LYONs are purchased and the number of 2.75 percent LYONs purchased will depend on the prices at which tendering holders specify they are willing to sell their
2.75 percent LYONs and the total number of 2.75 percent LYONs tendered. Solectron will determine a final purchase price that is the lowest price in the price range enabling it to purchase up to the offer amount from all validly tendered


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2.75 percent LYONs. Solectron will pay the same final purchase price for all
2.75 percent LYONs purchased in the tender offer.

If the amount of validly tendered 2.75 percent LYONs exceeds $1.5 billion principal amount at maturity, Solectron will accept for payment at the final purchase price all 2.75 percent LYONs validly tendered at or below the final purchase price on a prorated basis. 2.75 percent LYONs tendered at prices above the final purchase price or otherwise not purchased will be returned to tendering holders.

The terms and conditions of the tender offer will appear in Solectron's Offer to Purchase, which will be dated June 21, 2002, and the related Letter of Transmittal. Copies of these and other related documents will be mailed to all holders of the 2.75 percent LYONs. Subject to applicable law, Solectron may, in its sole discretion, waive any condition applicable to the tender offer and may extend or otherwise amend the tender offer. The tender offer is not conditioned on a minimum amount of 2.75 percent LYONs being tendered. The consummation of the tender offer for the 2.75 percent LYONs is subject to certain conditions described in the Offer to Purchase.

Morgan Stanley & Co. Incorporated is acting as dealer manager for the tender offer, Georgeson Shareholder Communications, Inc. is the information agent, and U.S. Bank N.A. is the depositary. Copies of the Offer to Purchase, Letter of Transmittal and related documents may be obtained at no charge from the information agent at (866) 431-8992 or from the SEC's Web site at www.sec.gov. Additional information concerning the terms of the tender offer, including all questions relating to the mechanics of the tender offer, may be obtained by contacting the information agent at (866) 431-8922 or Morgan Stanley at (212) 761-5722 (collect) or (800) 223-2440 ext. 1-5722 (domestic toll free).

This news release is not an offer to purchase, or a solicitation of an offer to sell securities with respect to any 2.75 percent LYONs. The tender offer may only be made pursuant to the Offer to Purchase and the accompanying Letter of Transmittal.


Liquid Yield Option is a trademark of Merrill Lynch & Co., Inc.


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ABOUT SOLECTRON

Solectron (www.solectron.com) provides a full range of global manufacturing and supply-chain management services to the world's premier high-tech electronics companies. Solectron's offerings include new-product design and introduction services, materials management, high-tech product manufacturing, and product warranty and end-of-life support. Solectron, based in Milpitas, Calif., is the first two-time winner of the Malcolm Baldrige National Quality Award.

SAFE HARBOR

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve a number of risks and uncertainties. In particular, Solectron's completion of the tender offer and the terms of the tender offer are subject to various risks, including prevailing conditions in the public capital markets. There can be no assurance that the tender offer will be successfully completed. Other potential risks that could cause actual events to differ materially are included in Solectron's filings with the Securities and Exchange Commission, including Forms 8-K, 10-K and 10-Q. Solectron disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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Analysts Contact:
Thomas Alsborg, Solectron Corporation, (408) 956-6614 (U.S.), thomasalsborg@ca.slr.com

Media Contact:
Kevin Whalen, Solectron Corporation, (408) 956-6854 (U.S.), kevinwhalen@ca.slr.com